C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(incorporated in Bermuda with limited liability)

SUPPL

Ref : EC/FL/AL/CPP/067/04

BY AIRMAIL

6th April, 2004

04024400

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

APR 15 2004

Attn : International Corporate Finance

PROCESSED
APR 20 2004
THOMSON FINANCIAL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

4/19

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Y M Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated April 6, 2004 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

1. Document : Press Announcement regarding the Announcement of Annual Results for the year ended 31st December, 2003
   Date : ____April 2_____, 2004
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code : 43)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST DECEMBER, 2003

RESULTS

	Notes	2003 US$'000	2002 US$'000
Turnover	(a)		
Continuing operations		1,447,654	1,415,616
Discontinued operation		209,692	126,580
		1,657,346	1,542,196
Cost of sales		(1,492,465)	(1,363,107)
Gross profit		164,881	179,089
Selling and distribution costs		(69,431)	(56,335)
General and administrative expenses		(100,142)	(92,496)
Other income, net	(b)	1,099	102,294
Profit/(Loss) from operating activities	(c)	(3,593)	132,552
Finance costs		(32,071)	(37,103)
Share of profits and losses of jointly controlled entities		5,146	19,048
Share of profits and losses of associates		(1,446)	1,204
Profit/(Loss) before tax			
Continuing operations		(47,868)	104,097
Discontinued operation		15,904	11,604
		(31,964)	115,701
Loss on disposal of discontinued operation		(18,413)	-
		(50,377)	115,701
Tax	(d)		
Continuing operations		(3,737)	(12,503)
Discontinued operation		(4,173)	(2,602)
		(7,910)	(15,105)
Profit/(Loss) after tax		(58,287)	100,596
Minority interests		(4,471)	(7,994)
Net profit/(loss) from ordinary activities attributable to shareholders		(62,758)	92,602
Accumulated losses at beginning of year		(49,650)	(140,483)
Accumulated losses		(112,408)	(47,881)
Transfers from/(to) statutory reserves		6,692	(1,769)
Accumulated losses at end of year		(105,716)	(49,650)
		2003 US cents	2002 US cents
Earnings/(Loss) per share:			
Basic	(e)	(2.91)	4.29
Dividend per share:			
Interim: Nil (2002: Nil)		-	-
Final: Nil (2002: Nil)		-	-

Notes:

(a) **Segmental information**
Turnover represents rental income, dividend income and the net invoiced value of sales after allowances for goods returned and trade discounts, and after the elimination of intra-group transactions.

An analysis of turnover by principal activity and geographical location of operation is as follows:

Hong Kong tax is calculated by applying the current rate of tax of 17.5% (2002: 16%) to the estimated assessable profits which were earned in or derived from Hong Kong during the year.

In accordance with the relevant tax rules and regulations in the PRC, certain of the Company's PRC subsidiaries, jointly controlled entities and associates enjoy income tax exemptions and reductions. Certain subsidiaries, jointly controlled entities and associates are subject to income taxes at tax rates ranging from 10% to 33%.

The overseas tax represents corporation tax payable in Turkey in respect of income earned during the year. The corporation tax in Turkey is calculated at the applicable tax rate of 30% (2002: 30%). An additional 10% of the total tax charge is levied to support a state fund, which results in an effective corporate tax rate of 33% (2002: 33%).

(e) The basic earnings/(loss) per share is calculated based on the net loss attributable to shareholders of US$62,758,000 (2002: *net profit attributable to shareholders* of US$92,602,000) and 2,158,480,786 shares (2002: 2,158,480,786 shares) of the Company in issue during the year.

The diluted earnings/(loss) per share amounts for the years ended 31st December, 2003 and 2002 have not been disclosed as no diluting events existed during the two years.

FINANCIAL REVIEW

The breakdown of net profit/(loss) from ordinary activities attributable to shareholders by activity and geographical location are as follows:

	2003 US$'000	2002 US$'000
By activity:		
Feedmill and poultry operations	(41,544)	106,215
Industrial operations	6,224	4,369
Property holding	(902)	(3,429)
Investment holding*	(26,536)	(14,553)
	(62,758)	92,602
By geographical location:		
PRC:		
Hong Kong	(11,793)	(17,982)
Mainland	(45,223)	100,694
	(57,016)	82,712
Turkey	(8,509)	8,019
Indonesia	2,767	1,292
Thailand	-	579
	(62,758)	92,602

* including Hong Kong headquarters' general expenses

DIVIDEND

The Directors do not recommend a final dividend for the year ended 31st December, 2003 (2002: Nil).

MODIFIED AUDITORS' OPINION

The Auditors' report on the Group's financial statements for the year ended 31st December, 2003 contains a modified Auditors' opinion.

The financial statements have been prepared on a going concern basis, the validity of which depends upon the Group's ability to generate sufficient cash inflow from its operating activities and the successful outcome of the disposal of non-core assets. The financial statements do not include any adjustments that would result from the failure of the Group either to generate sufficient cash inflow from its operating activities, or successfully achieve the disposal of non-core assets as planned. The Auditors consider that appropriate disclosures and estimates have been made in the financial statements and their opinion is not qualified in this respect.

Industrial business

For the year under review, Ek Chor China Motorcycle Co. Ltd. was privatised and became a wholly-owned subsidiary of the Company on 23rd June, 2003. Net profit attributable to the Group was US$6.2 million (2002: US$4.4 million). All the major ventures were profitable.

In late December 2003, the Group announced the disposal of its entire equity interests in Shanghai-Ek Chor General Machinery Co., Ltd. for a total consideration of US$40 million. The transaction was completed in late February 2004.

Turkey

The Group disposed of its entire shareholding interest in C.P. Standart Gida Sanayi ve Ticaret Anonim Sirketi for a total consideration of US$22 million during the last quarter of the year.

Indonesia

The Group maintains a 19.74% interest in P.T. Surya Hidup Satwa ("SHS") and a 7.09% interest in P.T. Central Proteinaprima ("CP Prima"). Subsequent to the balance sheet date, on 26th March, 2004, the Group announced the disposal of its entire shareholding interests in SHS and CP Prima for an aggregate consideration of approximately US$4.8 million subject to approval by shareholders at a special general meeting of the Company.

MANAGEMENT DISCUSSION AND ANALYSIS

LIQUIDITY AND FINANCIAL RESOURCES

As at 31st December, 2003, the Group had total assets of US$1,020.8 million, down 8.0% from US$1,109.1 million at the year end of 2002. Total debt and debt to equity ratio (debt to equity ratio is calculated by dividing the total debt by the net asset value) were US$623.0 million and 417% *respectively, as compared to US$659.9 million and 283% as at* 31st December, 2002.

Most of the borrowings were in U.S. dollars and RMB, and the interest rates ranged from 3.9% to 6.9% per annum for 2003.

The Group had not engaged in any derivative for hedging against both the interest and exchange rate.

CAPITAL STRUCTURE

The Group finances its working capital requirements through a combination of funds generated from operations, short term and long term loans, floating rate notes and from the disposal of certain assets. The Group had cash and cash equivalents of US$56.8 million as at 31st December, 2003 (2002: US$95.6 million), a decrease of US$38.8 million.

CHARGES ON GROUP ASSETS

As at 31st December, 2003, out of the total borrowings of US$623.0 million (2002: US$659.9 million) obtained by the Group, only US$192.7 million (2002: US$123.5 million) were secured and accounted for 30.9% (2002: 18.7%) of the total. Certain of the Group's fixed assets located in the PRC with net book value of US$242.2 million (2002: US$195.4 million) have been pledged as security for various short and long term bank loans. The Company has entered into negative pledges over certain of its assets for available credit facilities, aggregating approximately US$31.3 million (2002: US$36.1 million) granted to the Group by several banks, which were drawn down to the extent of approximately US$31.3 million (2002: US$36.1 million) as at the balance sheet date.

CONTINGENT LIABILITIES

As at 31st December, 2003, the guarantees provided by the Group was US$13.1 million (2002: US$27.2 million).

Turnover:

	2003 US$'000	2002 US$'000
By principal activity:		
Feedmill and poultry operations	1,657,310	1,542,090
Property holding	36	106
	1,657,346	1,542,196
By geographical location:		
People's Republic of China ("PRC"):		
Hong Kong	36	106
Mainland	1,447,618	1,415,510
	1,447,654	1,415,616
Turkey (Discontinued operation)	209,692	126,580
	1,657,346	1,542,196

The above analysis does not include the turnover of the Group's jointly controlled entities and associates.

(b) **Other income, net:**

	2003 US$'000	2002 US$'000
Negative goodwill recognised as income	808	-
Amortisation of deferred restructuring expenses	-	(1,862)
Gain on disposal of interests in associates	-	87,556
Gain on disposal of interests in jointly controlled entities	-	1,918
Gain on disposal of short term investments	3,754	579
Unrealised gain/(loss) of short term investments	(227)	21,358
Unrealised gain on revaluation of livestock	1,057	-
Revaluation deficit on fixed assets	-	(153)
Revaluation deficit on investment properties	(8)	(258)
Impairment loss in respect of fixed assets	(3,722)	(8,320)
Impairment loss in respect of investments in jointly controlled entities	-	(901)
Impairment loss in respect of goodwill	(1,830)	(1,652)
Interest income	1,065	3,016
Tax refund in respect of re-investment of distributed earnings from the PRC ventures	202	1,013
	1,099	102,294

(c) The Group's profit/(loss) from operating activities was arrived at after charging a depreciation of US$71.0 million (2002: US$69.0 million) and amortisation of US$0.3 million (2002: US$2.1 million).

(d) Tax:

	2003 US$'000	2002 US$'000
The Company and subsidiaries:		
Provision for profits tax in respect of the year:		
PRC:		
Hong Kong	-	-
Mainland	5,367	6,870
Overseas	5,092	2,684
Deferred tax asset	(3,441)	(81)
	7,018	9,473
(Over)/Underprovision in the prior year:		
PRC:		
Hong Kong	-	-
Mainland	(1,558)	345
Overseas	(1,218)	-
	(2,776)	345
Jointly controlled entities:		
PRC:		
Hong Kong	-	-
Mainland	3,668	4,983
	3,668	4,983
Associates:		
PRC:		
Hong Kong	-	-
Mainland	-	304
	-	304
Tax charge for the year	7,910	15,105

BUSINESS REVIEW

2003 was an extremely challenging year for the Group. Consolidated turnover was US$1,657.3 million (2002: US$1,542.2 million). Consolidated operating loss was US$3.6 million (2002: Operating profit of US$132.6 million). Loss after tax for the year was US$58.3 million (2002: Profit after tax of US$100.6 million). Net loss attributable to shareholders was US$62.8 million (2002: Net profit of US$92.6 million).

PRC

Agri-business

During the year under review, Chia Tai (China) Agro-Industrial Ltd. ("China Agro") and Chia Tai (China) Investment Ltd. ("China Investment"), our two wholly-owned *subsidiaries which run our agri-business operations* in the People's Republic of China ("PRC"), saw a 2.3% increase in turnover.

Turnover on a consolidated basis was US$1,447.6 million (2002: US$1,415.5 million). Together with turnover of the jointly controlled entities and associates, turnover under management was US$2,132.9 million (2002: US$2,207.3 million). Unit sales of our two main products, complete feed and day-old chicks, were 4.7 million tonnes (2002: 4.9 million tonnes) and 345.0 million units (2002: 364.0 million units), decreases of 4.1% and 5.2% respectively.

The total consolidated loss attributable to shareholders of China Agro and China Investment during the year was US$51.9 million (2002: Profit of US$96.3 million).

During the year under review, the Group disposed of 49,562,783 (2002: 187,396,528) shares in Shanghai Dajiang (Group) Stock Co., Ltd. ("Shanghai Dajiang") at an average price of US$0.48 (2002: US$0.57) per share and recorded a gain of US$3.4 million (2002: US$87.6 million). In addition, there was an unrealized loss of US$1.8 million (2002: Gain of US$20.1 million) from Shanghai Dajiang shares. As at 31st December, 2003, the Group's interest in Shanghai Dajiang shares was 1.4% (2002: 8.7%).

Excluding the gain in Shanghai Dajiang shares, our operating loss was US$53.5 million (2002: US$11.4 million).

Our operating results have been materially affected by a number of factors. The outbreak of severe acute respiratory syndrome (SARS) in part of the PRC in the first half of 2003 had an adverse impact on the Group's agri-businesses operating across the country. The business-related travelling *of our purchasing and sales staffs*, the movement of raw materials required for production and the delivery of our finished products suffered interruptions at some locations and sales were retarded due to lowered consumption up to the early third quarter of 2003.

In addition, the outburst of a fire in our Qingdao operation in April 2003 and the re-introduction of an import ban by Japan on poultry products from the PRC from May to August 2003 have adversely affected the Group's chicken meat export as Japan is our primary market for export.

Since December 2002, the costs of major raw materials required for feed *production* has increased significantly, and the situation was worsened due to the reduction in the overall production of grain throughout the PRC in September and October 2003. The increase of costs in the fourth quarter of 2003 was more than 10% as compared to the same period in 2002. These adverse factors had complicated an already challenging *operating environment. As a result*, gross profit margin declined significantly.

EMPLOYEE AND REMUNERATION POLICIES

As at 31st December, 2003, the Group employed around 53,000 staff (including 20,000 staff from the jointly controlled entities and associates) in the PRC and Hong Kong. The Group remunerates its employees based on their performance, experience and prevailing market rate while performance bonuses are granted on a discretionary basis. Other employee benefits include insurance and medical cover, subsidized training *programme* as well as share option scheme.

CANCELLATION OF SECONDARY LISTING FROM THE LONDON STOCK EXCHANGE LIMITED

The cancellation of secondary listing of the shares on The London Stock Exchange Limited has become effective on 31st December, 2003.

RESTRUCTURING

The Company has made a distribution of US$28.0 million during the year, amounting to an aggregate distribution of US$333.4 million. As at 31st March, 2004, the Company has made a further distribution of US$59.3 million.

OUTLOOK

Challenging business conditions still prevail in early 2004. The Board and the management would continue to build on the strength and expertise of the Group in our core agri-business.

Other than to continue focusing on value-added poultry *meat processing* products for export, the Group will explore the potential markets in Europe as well as the high value-added and branded meat processing products in the domestic market. We will also increase our attention to develop in the domestic aqua feed market.

In addition, with our continuous efforts in improving operating efficiency, upgrading technical knowhow and focusing on product development, we believe that the Group can cope with the challenges ahead and capitalize on the economic growth in the PRC.

PURCHASE, SALE OR *REDEMPTION OF LISTED SECURITIES*

There was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the year under review.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") during the year.

AMENDMENTS TO THE BYE-LAWS

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") has published amendments to the Listing Rules on 30th January, 2004. Subject to specific transitional arrangements in respect of some of the new provisions, the revised Listing Rules became effective on 31st March, 2004. *The revised Listing Rules have imposed* certain new requirements which have to be reflected in the articles of association/bye-laws of all issuers.

To align the bye-laws with the revised Listing Rules, the Board proposed that certain provisions in the bye-laws be amended to comply with the revised Listing Rules, details of which will be set out in a circular to be despatched to shareholders in due course.

PUBLICATION OF FURTHER INFORMATION

All the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

By Order of the Board
Dhanin Chearavanont
Chairman and Chief Executive Officer

Hong Kong, 2nd April, 2004

C. P. POKPHAND CO. LTD.
卜蜂國際有限公司
(Incorporated in Bermuda with limited liability)

Ref : EC/FL/AL/CPP/067/04

BY AIRMAIL

6th April, 2004

Acknowledge received by:-

Name :
Date :

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

..................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Y M Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated April 6, 2004 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

1. Document : Press Announcement regarding the Announcement of Annual Results for the year ended 31st December, 2003
   Date : April 2, 2004
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited